July 24, 2019

Greg McKee
President and Chief Executive Officer
Citizens Holding Company
521 Main Street
Philadelphia, MS 39350

       Re: Citizens Holding Company
           Registration Statement on Form S-4
           Filed July 17, 2019
           File No. 333-232698

Dear Mr. McKee:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services